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                                                                     EXHIBIT 8.1


                       [Letterhead of Dykema Gossett PLLC]


                                September 3, 1999


Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan  48502

Gentlemen:

         We have acted as counsel to Citizens Banking Corporation, a Michigan corporation ("Citizens"), in connection with the contemplated merger under the laws of the State of Wisconsin (the "Merger") of Citizens Acquisition Inc., a Wisconsin corporation and a wholly-owned subsidiary of Citizens ("Acquisition"), with and into F&M Bancorporation, Inc., a Wisconsin corporation ("F&M"), pursuant to an Agreement and Plan of Merger dated as of April 18, 1999, as Amended and Restated as of July 30, 1999 (as so amended and restated, the "Merger Agreement"), by and among Citizens, Acquisition and F&M. The delivery of an opinion on or before the Effective Time, substantially to the effect and in substantially the form set forth below, is a condition to the Merger pursuant to
Section 6.2(c) of the Merger Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Merger Agreement.

         In rendering our opinion, we have relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon certain statements and representations, without independent review or investigation, made by executives of Citizens and F&M, including those set forth in representation letters provided to us by Citizens and F&M in connection with the issuance of this opinion letter. We have assumed that such statements and representations are true, correct, complete and will not be breached and will continue to be so through the date of the Merger and that no actions will be taken that are inconsistent with such statements and representations. We have assumed that any representation or statement made "to the best of knowledge" or similarly qualified is correct without qualification. As to all matters in which a person or entity making a representation has represented that such person or entity is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding, or agreement. Our opinion is conditioned on, among other things, the initial and continuing accuracy of such facts, information, covenants, statements, representations and assumptions. Any inaccuracy or breach of any of these could adversely affect our opinion.


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Citizens Banking Corporation
September 3, 1999
Page 2


         In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We have also assumed that the Merger will be consummated in accordance with the Merger Agreement.

         In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service (the "Service") and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could materially adversely affect our conclusions. We undertake no responsibility to update this opinion for changes in the law or relevant facts subsequent to the date of this letter.

         We express no opinions other than those expressly set forth herein. These opinions have no binding effect on the Service, and no assurance can be given that contrary positions may not be taken by the Service or a court considering the issues. Although we believe that our opinions will be sustained if challenged, there can be no assurances to this effect. No opinion is expressed as to the tax consequences under any foreign, state, or local tax law of the Merger or any transactions related thereto.

                            Description of the Merger

         The following is a summary of the material terms of the Merger, the details of which are more fully described in the Merger Agreement.

         The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions set forth therein, Acquisition will merge with and into F&M pursuant to the Wisconsin Business Corporation Law ("WBCL"). Upon consummation of the Merger, each outstanding share of F&M Common Stock, will be converted into the right to receive 1.303 shares of Citizens Common Stock.

         No fractional shares of Citizens Common Stock will be issued. Each holder who would otherwise be entitled to a fractional share of Citizens Common Stock will receive a cash payment equal to the product of the fractional interest and the per share closing price on the date of the Effective Time.


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Citizens Banking Corporation
September 3, 1999
Page 3

                                     Opinion

         Based solely upon the foregoing, we are of the opinion that under current law:

              (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Citizens, Acquisition, and F&M will each be a party to the reorganization within the meaning of Section 368(b) of the Code; and

              (ii) no gain or loss will be recognized by Citizens or Acquisition as a result of the Merger.

         This opinion is solely for the benefit of Citizens and is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission.

         We consent to the inclusion of this opinion as an exhibit to the Registration Statement of Citizens on Form S-4 and to the reference to our firm under the caption "The Merger-Material Federal Income Tax Consequences" in the Joint Proxy Statement-Prospectus. In giving our consent, we do not concede that we are "experts" within the meaning of the Securities Act of 1933, as amended (the "Act"), or the rules or regulations thereunder or that this consent is required by Section 7 of the Act.

                                                     Sincerely,

                                                     /s/ DYKEMA GOSSETT PLLC